CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2013
(Unaudited)

TIMMINS GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EARNINGS AND TOTAL COMPREHENSIVE INCOME
(In thousands of United States dollars, except share numbers and per share amounts) - Unaudited

		Three months ended June 30,			Six months ended June 30,
	Note	2013	2012		2013	2012
			Note 3a	)ii		Note 3a	)ii

Metal revenues	11	$35,123	$38,160		$81,011	$73,848

Cost of sales (including depreciation and depletion)	4	23,724	19,303		47,276	37,107

Gross profit		11,399	18,857		33,735	36,741

Impairment of non-current unprocessed ore stockpile	6	5,546	-		5,546	-
Corporate and administrative expenses	4	2,471	4,512		5,555	9,353

Profit from operations		3,382	14,345		22,634	27,388

Other (expense) income, net		(11)	87		(20)	153
Finance expense	4	(440)	(751)		(914)	(1,507)
Foreign exchange (loss) gain		(77)	(189)		390	(758)

Profit before income tax		2,854	13,492		22,090	25,276

Income tax expense
Current income tax (recovery) expense		(1,630)	4,609		478	10,420
Deferred income tax		3,512	2,168		6,350	3,083
		1,882	6,777		6,828	13,503

Earnings and total comprehensive income for the period		$972	$6,715		$15,262	$11,773

Weighted average shares outstanding:
Basic	10	144,155,748	142,326,292		144,120,095	141,888,023
Diluted	10	145,201,292	143,951,997		145,335,377	143,783,728

Earnings per share:
Basic	10	$0.01	$0.05		$0.11	$0.08
Diluted	10	$0.01	$0.05		$0.11	$0.08

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

TIMMINS GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of United States dollars, except share numbers and per share amounts) - Unaudited

		Three months ended June 30,			Six months ended June 30,
	Note	2013	2012		2013	2012
			Note 3a	)ii		Note 3a	)ii
OPERATING ACTIVITIES
Profit before income tax		$2,854	$13,492		$22,090	$25,276
Items not affecting cash:
Depletion and depreciation	4	3,704	2,282		6,751	4,501
Finance expense	4	440	751		914	1,507
Share-based payments	9b)	167	1,901		569	4,293
Impairment of non-current unprocessed ore stockpile		5,546	-		5,546	-
Unrealized foreign exchange (gain) loss		(608)	189		(730)	758
		12,103	18,615		35,140	36,335
Changes in non-cash working capital items:
Trade and other receivables		(4,564)	(6,506)		(9,378)	(5,451)
Inventories		(3,284)	(1,156)		(5,595)	(4,268)
Advances and prepaid expenses		1,131	(794)		1,587	(774)
Trade payables and accrued liabilities		(708)	(549)		4,748	(3,496)
Cash flows provided by operating activities		4,678	9,610		26,502	22,346

INVESTING ACTIVITIES
Expenditures on mineral properties, plant and equipment, exploration and evaluation		(16,971)	(6,995)		(35,794)	(12,359)
Cash flows used in investing activities		(16,971)	(6,995)		(35,794)	(12,359)

FINANCING ACTIVITIES
Interest paid		(351)	(533)		(703)	(1,071)
Issuance of shares on exercise of share options and warrants		165	741		165	2,324
Cash flows (used in) provided by financing activities		(186)	208		(538)	1,253

Effects of exchange rate changes on the balance of cash held in foreign currencies		(11)	(87)		4	63

(Decrease) increase in cash		(12,490)	2,736		(9,826)	11,303
Cash, beginning of period		26,852	18,432		24,188	9,865
Cash, end of period		$14,362	$21,168		$14,362	$21,168

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

TIMMINS GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(In thousands of United States dollars, except share numbers and per share amounts) - Unaudited

		June 30,	December 31,		January 1,
	Note	2013	2012		2012
			Note 3a	)ii	Note 3a	)ii
ASSETS
Current
Cash		$14,362	$24,188		$9,865
Trade and other receivables	5	19,873	10,570		8,254
Inventories	6	37,695	32,384		29,183
Advances and prepaid expenses		1,398	2,986		2,760
Total current assets		73,328	70,128		50,062

Mineral properties, plant and equipment,
exploration and evaluation	7	168,189	137,147		105,692
Non-current unprocessed ore stockpile	6	6,504	10,372		4,481
Total assets		$248,021	$217,647		$160,235

LIABILITIES
Current
Trade payables and accrued liabilities	8	$25,188	$16,509		$15,884
Vendor loan		1,725	1,725		1,725
Loan facility		17,055	17,641		17,246
Total current liabilities		43,968	35,875		34,855

Deferred tax liabilities		35,929	29,579		21,996
Provision for site reclamation and closure		2,887	2,869		2,065
Other provisions		1,181	1,264		1,138
Total liabilities		83,965	69,587		60,054

EQUITY
Issued capital	9	89,653	89,419		82,630
Share-based payment reserve		13,027	12,527		9,169
Retained earnings		61,376	46,114		8,382
Total equity		164,056	148,060		100,181
Total liabilities and equity		$248,021	$217,647		$160,235

Approved by the Directors

“Bruce Bragagnolo”	Director	“Eugene Hodgson”	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

TIMMINS GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In thousands of United States dollars, except share numbers) - Unaudited

			Share-
	Number of		based
	common	Issued	payment	Retained	Total
	shares	capital	reserve	earnings	equity
Balance at January 1, 2013	144,084,045	$89,419	$12,527	$46,114	$148,060
Earnings and total comprehensive income for the period	-	-	-	15,262	15,262
Share-based payments	-	-	569	-	569
Issue of shares on exercise of share options	75,000	165	-	-	165
Reclassification of grant date fair value on exercise of share options	-	69	(69)	-	-
Balance at June 30, 2013	144,159,045	$89,653	$13,027	$61,376	$164,056

Balance at January 1, 2012	140,291,127	$82,630	$9,169	$8,382	$100,181
Earnings and total comprehensive income for the period	-	-	-	11,773	11,773
Share-based payments	-	-	4,293	-	4,293
Issue of shares on exercise of share options	2,475,000	2,324	-	-	2,324
Reclassification of grant date fair value on exercise of share options	-	1,781	(1,781)	-	-
Balance at June 30, 2012	142,766,127	$86,735	$11,681	$20,155	$118,571

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2013
(In thousands of United States dollars, except where noted) - Unaudited

1.	NATURE OF OPERATIONS

Timmins Gold Corp. (“the Company”) was incorporated on March 17, 2005 under the laws of the Province of British Columbia, Canada. The Company is in the business of acquiring, exploring, developing and operating mineral resource properties in Mexico, through its wholly-owned subsidiaries, Timmins Goldcorp Mexico, S.A. de C.V. and Molimentales del Noroeste, S.A. de C.V. (“MdN”) (collectively “the subsidiaries”). MdN owns the San Francisco Mine which was placed into commercial production on April 1, 2010. The Company is listed for trading on the Toronto Stock Exchange under the symbol TMM and the New York Stock Exchange MKT under the symbol TGD. The registered office of the Company is located at Suite 1900 - 570 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1.

2.	BASIS OF PREPARATION

a)	Statement of compliance

These condensed interim consolidated financial statements (“interim financial statements”) have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). As such, these interim financial statements do not contain all the disclosures required by IFRS for annual financial statements and should be read in conjunction with the Company’s audited consolidated financial statements (“consolidated financial statements”) for the year ended December 31, 2012.

These interim financial statements have been prepared using the same accounting policies and methods of computation as compared to the most recent consolidated financial statements for the year ended December 31, 2012 with the exception of a new IFRS accounting policy applied for deferred stripping which was effective January 1, 2013. The impact of the application of this new policy is disclosed in note 3a)ii.

These interim financial statements were approved by the Board of Directors and authorized for issue on August 6, 2013.

b)	Judgements

The Company’s management makes judgements in the process of applying the Company’s accounting policies in the preparation of its interim financial statements. In addition, the preparation of the financial data requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively. The critical judgements and estimates applied in the preparation of these interim financial statements are consistent with those applied and disclosed in note 2 to the Company’s consolidated financial statements for the year ended December 31, 2012. The Company’s interim results are not necessarily indicative of its results for a full year.

c)	Basis of consolidation

These interim financial statements include the accounts of the Company and the subsidiaries. All amounts are presented in United States (“US”) dollars, which is the functional currency of the Company and each of the Company’s subsidiaries, except as otherwise noted. References to C$ and MXP are to Canadian dollars and Mexican pesos, respectively. All inter- company balances, transactions, revenues and expenses have been eliminated.

3.	CHANGES IN ACCOUNTING STANDARDS

The Company has applied the following new and revised IFRS standards in these interim financial statements and has restated the 2012 comparative periods accordingly in note 3a)ii.

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2013
(In thousands of United States dollars, except where noted) - Unaudited

3.	CHANGES IN ACCOUNTING STANDARDS (Continued)

a)	Application of new and revised accounting standards effective January 1, 2013

i.	New and revised standards adopted with no material impact on the Company’s interim financial statements

The Company has evaluated the following new and revised IFRS standards and has determined there to be no material impact on the interim financial statements upon adoption:

-IFRS 7 – Financial Instrument Disclosures;
-IFRS 10 – Consolidated Financial Statements;
-IFRS 11 – Joint Arrangements;
-IFRS 12 – Disclosure of Interests in Other Entities;
-IFRS 13 – Fair Value Measurement;
-IAS 1 – Presentation of Financial Statements;
-IAS 19 – Employee Benefits;
-IAS 27 – Consolidated and Separate Financial Statements;
-IAS 28 – Investments in Associates and Joint Ventures; and
-IAS 34 – Interim Financial Reporting.

ii.	New and revised standards adopted with material impact on the Company’s interim financial statements

In October 2011, the IASB issued IFRIC 20 - Stripping Costs in the Production Phase of a Surface Mine (“IFRIC 20”). IFRIC 20 clarifies the requirements for accounting for the costs of stripping activity in the production phase when two benefits accrue: (i) usable ore that can be used to produce inventory; and (ii) improved access to further quantities of material that will be mined in future periods. IFRIC 20 includes guidance on transition for pre-existing stripping assets.

The Company has determined that the impact of the above standard is material to its interim financial statements due to changes to significant estimates and assumptions concerning componentization, capitalization, and depletion, as well as the elimination of pre-existing stripping assets that no longer existed at the start of the comparative period.

The adoption of the standard had the following impact on the consolidated statement of financial position at January 1, 2012 and at December 31, 2012:

	At January 1, 2012			At December 31, 2012
	As			As
	previously	IFRIC 20	Adjusted	previously	IFRIC 20	Adjusted
	reported	adjustment	balance	reported	adjustment	balance
Inventories	$29,183	$-	$29,183	$32,876	$(492)	$32,384
Mineral properties, plant and equipment, exploration and evaluation (1)	$107,677	$(1,985)	$105,692	$136,312	$835	$137,147
Total assets	162,220	(1,985)	160,235	217,304	343	217,647
Deferred income tax	$22,562	$(566)	$21,996	$29,481	$98	$29,579
Retained earnings	$9,801	$(1,419)	$8,382	$45,869	$245	$46,114

(1)

The impact of IFRIC 20 applies to the deferred stripping balance previously disclosed of $25,168 at December 31, 2012 (January 1, 2012 - $21,268). The adjustment shown is the change to the deferred stripping balance, net of accumulated depreciation.

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2013
(In thousands of United States dollars, except where noted) - Unaudited

3.	CHANGES IN ACCOUNTING STANDARDS (Continued)

The adoption of the standard had the following impact on the consolidated statement of earnings and total comprehensive income for the year ended December 31, 2012:

		Year ended
	December 31, 2012
	As
	previously	IFRIC 20	Adjusted
	reported	adjustment	balance
Cost of sales (1)	$79,579	$(2,328)	$77,251
Profit before income tax	$57,139	$2,328	$59,467
Deferred income tax	6,919	664	7,583
Earnings and total comprehensive income for the period	$36,068	$2,992	$39,060

(1)

Cost of sales includes depreciation and depletion. The decrease of $2,328 for the year ended December 31, 2012 cost of sales includes a reduction of $3,783 to costs of contract mining and a $1,455 increase to depreciation and depletion.

The adoption of the standard had the following impact on the consolidated statements of earnings and total comprehensive income for the three and six months ended June 30, 2012:

	Three months ended			Six months ended
		June 30, 2012			June 30, 2012
	As			As
	previously	IFRIC 20	Adjusted	previously	IFRIC 20	Adjusted
	reported	adjustment	balance	reported	adjustment	balance
Cost of sales (1)	$20,074	$(771)	$19,303	$38,238	$(1,131)	$37,107
Profit before income tax	$12,721	$771	$13,492	$24,145	$1,131	$25,276
Deferred income tax	1,948	220	2,168	2,761	322	3,083
Earnings and total comprehensive income for the period	$6,163	$552	$6,715	$10,964	$809	$11,773

(1)

Cost of sales includes depreciation and depletion. The decrease of $771 for the three months ended June 30, 2012 cost of sales (six months ended June 30, 2012 - $1,131) includes a reduction of $1,164 (six months ended June 30, 2012 - $1,695) to costs of contract mining and an increase of $393 (six months ended June 30, 2012 - $564) to depreciation and depletion.

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2013
(In thousands of United States dollars, except where noted) - Unaudited

3.	CHANGES IN ACCOUNTING STANDARDS (Continued)

The adoption of the standard had the following impact on the consolidated statements of cash flows for the three and six months ended June 30, 2012:

	Three months ended				Six months ended
		June 30, 2012			June 30, 2012
	As			As
	previously	IFRIC 20	Adjusted	previously	IFRIC 20	Adjusted
	reported	adjustment	balance	reported	adjustment	balance
Profit before income tax	$12,721	$771	$13,492	$24,145	$1,131	$25,276
Depletion and depreciation	$1,889	$393	$2,282	$3,937	$564	$4,501
Inventories	(1,573)	417	(1,156)	(5,453)	1,185	(4,268)
Cash provided by operating activities	$8,029	$1,581	$9,610	$19,465	$2,881	$22,346
Cash used in investing activities	$(5,414)	$(1,581)	$(6,995)	$(9,478)	$(2,881)	$(12,359)
Cash provided by financing activities	$208	$-	$208	$1,253	$-	$1,253

4.	EXPENSES

Cost of sales for the three and six months ended June 30, 2013 and the three and six months ended June 30, 2012 are as follows:

		Three months ended June 30,		Six months ended June 30,
	Note	2013	2012	2013	2012
Costs of contract mining		$11,018	$8,818	$21,319	$17,926
Crushing and gold recovery costs		9,272	6,654	18,637	12,310
Mine site administration costs		1,595	1,148	3,314	2,475
Transport and refining		112	132	189	155
Net change in inventories		(1,977)	269	(2,934)	(260)
Production costs		20,020	17,021	40,525	32,606
Depreciation and depletion		3,704	2,282	6,751	4,501
Cost of sales (including depreciation and depletion)	3a)ii	$23,724	$19,303	$47,276	$37,107

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2013
(In thousands of United States dollars, except where noted) - Unaudited

4.	EXPENSES (Continued)

Corporate and administrative expenses for the three and six months ended June 30, 2013 and the three and six months ended June 30, 2012 are as follows:

		Three months ended June 30,		Six months ended June 30,
	Note	2013	2012	2013	2012
Salaries		$1,038	$1,276	$2,008	$1,887
Consulting and professional fees		268	672	625	1,318
Share-based payments	9b)	167	1,901	562	4,293
Property payment		-	-	-	395
Administrative and other		998	663	2,360	1,460
Corporate and administrative expenses		$2,471	$4,512	$5,555	$9,353

Finance expense for the three and six months ended June 30, 2013 and the three and six months ended June 30, 2012 is as follows:

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
Interest on loan facility	$351	$533	$703	$1,071
Accretion of loan facility	78	196	188	393
Accretion of provision for site
reclamation and closure and other
provisions	11	22	23	43
Finance expense	$440	$751	$914	$1,507

5.	TRADE AND OTHER RECEIVABLES

	June 30,	December 31,	January 1,
	2013	2012	2012
Trade receivable	$911	$1,483	$1,652
VAT receivable	18,409	6,860	6,235
Other	553	2,227	367
	$19,873	$10,570	$8,254

VAT receivable is value added tax payments made by the Company, which in Mexico and Canada are refundable. The Company elects to use VAT amounts owed to it to settle income tax instalments payable to the Mexican government. As a result, the Company currently pays no income tax cash instalments and receives reduced amounts of VAT cash refunds. At June 30, 2013, the VAT receivable includes $7,107 for the purpose of settling income tax payable at year end (December 31, 2012 - $nil).

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2013
(In thousands of United States dollars, except where noted) - Unaudited

6.	INVENTORIES

		June 30,	December 31,	January 1,
	Note	2013	2012	2012
Ore in process		$28,703	$24,169	$23,174
Finished metal inventory		-	213	-
Supplies		8,992	8,002	6,009
Unprocessed ore stockpile(1)		6,504	10,372	4,481
		44,199	42,756	33,664
Less: non-current unprocessed
ore stockpile		(6,504)	(10,372)	(4,481)
	3a)ii	$37,695	$32,384	$29,183

(1)

During the three months ended June 30, 2013, the Company recognized total impairment charges of $5,546 (three months ended June 30, 2012 - $nil) in relation to the non-current unprocessed ore stockpile. The impairment charge was calculated using a long-term gold price assumption of $1,325 per ounce.

The costs of inventories recognized as an expense for the three and six months ended June 30, 2013 were $19,252 and $38,799, respectively (three and six months ended June 30, 2012 - $15,906 and $30,665, respectively) and are included in cost of sales.

7.	MINERAL PROPERTIES, PLANT AND EQUIPMENT, EXPLORATION AND EVALUATION

				Exploration
		Mineral	Plant and	and
	Note	properties(a)	equipment	evaluation	Total
Cost
At January 1, 2013	3a)ii	$108,117	$52,744	$3,673	$164,534
Expenditures		22,631	16,031	525	39,187
At June 30, 2013		130,748	68,775	4,198	203,721
Accumulated depreciation and depletion
At January 1, 2013	3a)ii	16,648	10,739	-	27,387
Depreciation and depletion		5,028	3,117	-	8,145
At June 30, 2013		21,676	13,856	-	35,532
Carrying amount at June 30, 2013		$109,072	$54,919	$4,198	$168,189

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2013
(In thousands of United States dollars, except where noted) - Unaudited

7.	MINERAL PROPERTIES, PLANT AND EQUIPMENT, EXPLORATION AND EVALUATION (Continued)

				Exploration
		Mineral	Plant and	and
	Note	properties(a)	equipment	evaluation	Total
Cost
At January 1, 2012	3a)ii	$83,164	$37,864	$2,364	$123,392
Expenditures		24,172	14,880	1,309	40,361
Change in reclamation obligation		781	-	-	781
At December 31, 2012		108,117	52,744	3,673	164,534
Accumulated depreciation and depletion
At January 1, 2012	3a)ii	10,256	7,444	-	17,700
Depreciation and depletion		6,392	3,295	-	9,687
At December 31, 2012		16,648	10,739	-	27,387
Carrying amount at January 1, 2012	3a)ii	72,908	30,420	2,364	105,692
Carrying amount at December 31, 2012	3a)ii	$91,469	$42,005	$3,673	$137,147

a)	Mineral properties

		June 30,	December 31,	January 1,
	Note	2013	2012	2012
Depletable mineral property		$93,205	$77,830	$67,101
Non-depletable mineral properties		15,867	13,639	5,807
	3a)ii	$109,072	$91,469	$72,908

i.	San Francisco Property

The San Francisco Property is located in Santa Ana, Sonora, Mexico. Commercial production began April 1, 2010. The Company continues to conduct and incur some exploration and development costs which are being capitalized. At June 30, 2013, mineral properties includes $33,304 (December 31, 2012 - $26,003; January 1, 2012 - $19,283) of deferred stripping costs.

ii.	La Chicharra Property

The La Chicharra Property is also located in Santa Ana, Sonora, Mexico adjacent to the San Francisco Property, and is considered part of the overall San Francisco Gold Property. The La Chicharra Property is under active exploration and development, but is not yet in commercial production and is therefore considered non-depletable.

8.	TRADE PAYABLES AND ACCRUED LIABILITIES

	June 30,	December 31,	January 1,
	2013	2012	2012
Trade payables	$21,906	$12,019	$11,632
Income taxes payable	1,774	2,640	3,932
Accrued liabilities	1,456	1,795	273
Other	52	55	47
	$25,188	$16,509	$15,884

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2013
(In thousands of United States dollars, except where noted) - Unaudited

9.	EQUITY

a)	Authorized share capital

•	Unlimited number of common shares without par value. These shares have voting rights and their holders are entitled to receive dividend payments; and
•

Unlimited number of convertible preference shares without par value, with the same rights as the common shares on dissolution and similar events. These shares have no voting rights and are not entitled to dividend payments.

At June 30, 2013, there were 144,159,045 issued and outstanding common shares (December 31, 2012 - 144,084,045).

b)	Share options

The Company has an incentive share option plan (“the plan”) in place under which it is authorized to grant share options to executive officers, directors, employees and consultants. The plan allows the Company to grant share options up to a maximum of 10% of the number of issued shares of the Company.

Share options granted under the plan will have a term not to exceed five years, have an exercise price not less than the Discounted Market Price as defined by the TSX Corporate Finance Manual and vest over periods up to two years.

Share option transactions and the number of share options outstanding during the period ended June 30, 2013 are summarized as follows:

	Number of share	Weighted average
	options	exercise price (C$)
Outstanding at January 1, 2013	8,950,000	2.25
Exercised	75,000	2.15
Outstanding at June 30, 2013	8,875,000	2.25
Exercisable at June 30, 2013	8,625,000	2.24

Share options outstanding and exercisable at June 30, 2013 are as follows:

			Weighted			Weighted
		Weighted	average		Weighted	average
Exercise	Number of	average	remaining life	Number of	average	remaining life
price range	options	exercise price	of options	options	exercise price	of options
(C$)	outstanding	(C$)	(years)	exercisable	(C$)	(years)
1.00 - 2.53	4,875,000	1.96	2.28	4,837,500	1.95	2.27
2.54 - 2.75	4,000,000	2.61	3.70	3,787,500	2.60	3.66
	8,875,000	2.25	2.92	8,625,000	2.24	2.88

The weighted average share price at the date of exercise for the 75,000 share options exercised during the six months ended June 30, 2013 (six months ended June 30, 2012 - 2,475,000) was C$2.15 (six months ended June 30, 2012 - C$2.26).

The fair value of share options recognized as an expense during the three and six months ended June 30, 2013 was $167 and $569, respectively (three and six months ended June 30, 2012 - $1,901 and $4,293, respectively). There were no share options granted during the three and six months ended June 30, 2013 or the three months ended June 30, 2012. During the six months ended June 30, 2012, the weighted average grant date fair value per option of the 3,500,000 share options granted was C$1.54.

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2013
(In thousands of United States dollars, except where noted) - Unaudited

9.	EQUITY (Continued)

The following are the weighted average assumptions used for the Black-Scholes option pricing model valuation of share options granted during the six months ended June 30, 2012:

Six months ended
June 30, 2012
Risk-free interest rate	1.09%
Expected life of options	3.32 years
Annualized volatility	77%
Forfeiture rate	0.15%
Dividend rate	0%

The risk-free rate of periods within the expected life of the share option is based on the Canadian government bond rate. The expected life of share options granted represents the period of time that share options granted are expected to be outstanding. Expected volatilities are based on historical volatility of the Company’s shares listed on the TSX. The expected forfeiture rate represents the expectation of forfeitures occurring within the vesting period.

10.	EARNINGS PER SHARE

	Three months ended June 30, 2013			Three months ended June 30, 2012
		Weighted			Weighted
	Earnings	average		Earnings	average
	for the	shares	Earnings	for the	shares	Earnings
	period	outstanding	per share	period	outstanding	per share
Basic EPS	$972	144,155,748	$0.01	$6,715	142,326,292	$0.05
Effect of dilutive securities:
Share options	-	1,045,544	-	-	1,625,705	-
Diluted EPS	$972	145,201,292	$0.01	$6,715	143,951,997	$0.05

At June 30, 2013, 8,875,000 (June 30, 2012 - 9,675,000) share options were outstanding, of which 6,837,500 were anti-dilutive (June 30, 2012 - 4,575,000) because the underlying exercise prices exceeded the average market price of the underlying common shares of C$2.47 (three months ended June 30, 2012 - C$1.98).

	Six months ended June 30, 2013			Six months ended June 30, 2012
		Weighted			Weighted
	Earnings	average		Earnings	average
	for the	shares	Earnings	for the	shares	Earnings
	period	outstanding	per share	period	outstanding	per share
Basic EPS	$15,262	144,120,095	$0.11	$11,773	141,888,023	$0.08
Effect of dilutive securities:
Share options	-	1,215,282	-	-	1,895,705	-
Diluted EPS	$15,262	145,335,377	$0.11	$11,773	143,783,728	$0.08

At June 30, 2013, 8,875,000 (June 30, 2012 - 9,675,000) share options were outstanding, of which 837,500 were anti-dilutive (six months ended June 30, 2012 - 4,657,418) because the underlying exercise prices exceeded the average market price of the underlying common shares of C$2.58 (six months ended June 30, 2012 - C$2.27).

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2013
(In thousands of United States dollars, except where noted) - Unaudited

11.	SEGMENTED INFORMATION

The Company has determined that it has one reportable operating segment, being the acquisition, exploration, and development of mineral properties located in Mexico. At June 30, 2013, all of the Company’s operating and capital assets are located in Mexico except for $1,298 (December 31, 2012 - $2,296) of cash and other current assets which are held in Canada.

Reporting is prepared on a geographic and consolidated basis as determined by the requirements of the Chief Executive Officer as the chief operating decision maker for the Company. The Company does not treat the production of gold and silver, the primary two minerals, as separate reportable segments as they are the output of the same production process and only become separately identifiable as finished goods and are not reported separately from a management perspective.

During the three months ended June 30, 2013, the Company had sales agreements with two major customers based in the United States which constitute 98% of metal revenues; 96% to customer A and 2% to customer B (three months ended June 30, 2012 - 100% of metal revenues; 96% to customer A and 4% to customer B) with the remaining 2% of metal revenues for the three months ended June 30, 2013 from sales occurring in Mexico.

During the six months ended June 30, 2013, the Company had sales agreements with two major customers based in the United States which constitute 99% of metal revenues; 97% to customer A and 2% to customer B (six months ended June 30, 2012 - 100% of metal revenues; 96% to customer A and 4% to customer B) with the remaining 1% of metal revenues for the six months ended June 30, 2013 from sales occurring in Mexico.

Due to the nature of the gold market, the Company is not dependent on any customers to sell the finished goods.

The Company’s revenues from operations for the three and six months ended June 30, 2013 and June 30, 2012 are as follows:

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
Gold	$34,849	$37,791	$80,368	$73,080
Silver	274	369	643	768
	$35,123	$38,160	$81,011	$73,848

12.	FINANCIAL INSTRUMENTS

At June 30, 2013 and December 31, 2012, none of the Company’s financial assets and liabilities are measured and recognized in the consolidated statement of financial position at fair value.

The carrying values of cash, trade and other receivables, and trade payables and accrued liabilities approximate their fair value based on their short-term nature. The carrying value of the vendor loan approximates its fair value given its short- term nature.

During June 2013, the anniversary fee payment due on July 28, 2013 and equal to 1% of the total loan facility balance outstanding to a maximum of C$180, payable in common shares at a price equal to a 10% discount of the volume weighted average trading price of the common shares over the previous five trading days was waived. This adjustment resulted in an increase of C$154 to the accretion expense. The loan facility at June 30, 2013 is C$17,928 ($17,055) as determined by discounting the future cash flows by a discount factor based on an interest rate of 8.87% (10.72% prior to the anniversary fee adjustment), which reflects the Company’s effective interest rate on the loan.